Vendome Acquisition Corporation I
 1090 Center Drive
Park City, UT 84098

June 26, 2025

VIA EDGAR

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  William Demarest, Jennifer Monick, Pearlyne Paulemon and Mary Beth Breslin

Re: Vendome Acquisition Corporation I
Registration Statement on Form S-1, as amended
File No. 333-286534

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vendome Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:30 a.m., Eastern Time, on Monday, June 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Gil Savir of Paul Hastings LLP, counsel to the Company, at (212) 318-6080, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Scott LaPorta
Scott LaPorta
Chief Executive Officer